ARNOLD & PORTER LLP

08004593

an
aporter.com

202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

August 20, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's Second Quarter and First Six Months' 2008 Earnings Release, which was disseminated to EDC's shareholders on August 19, 2008.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

8/29

Mail Processing Section

AUG 20 2008

Washington, DC

CORPOELEC
CORPORACIÓN ELÉCTRICA NACIONAL

La Electricidad de Caracas

2nd QUARTER 2008

Caracas, Venezuela
August 2008

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2008

EDC RECORDED AN EBITDA OF Bs. 280.38 MILLION AND AN EBITDA MARGIN OF 36.08%

C. A. LA ELECTRICIDAD DE CARACAS

Maria Alejandra Vivas Bruzual
Investor Relations
(58) (212) 502.11.88
edcinversionistas@laedc.com.ve /
www.laedc.com.ve

HIGHLIGHTS

- The energy losses Indicator stood at 12.83% by the end of the first quarter of 2008.
- At the end of the period, total debt was US$ 671 million, with an average life of 9.83 years.
- On July 01, EDC was appointed National Coordinator of the Energy Revolution Mission.
- The dividend approved by the Annual Shareholders Meeting of March 31, 2008, was paid out on July 30th. .
- CORPOELEC gives a boost to the Venezuelan Electric Sector and its Board of Directors was sworn in by the President of the Republic. .
- The Venezuelan Federation of Public Accountants approved the adoption of a new structure of Generally Accepted Accounting Principles.

CONTENTS

FACT SHEET		1S07	1S08
Operating Revenues	ooo's Bs.	991,445	777,031
Operating Expenses	ooo's Bs.	(545,384)	(496,650)
EBITDA	ooo's Bs.	446,061	280,381
EBITDA Margin	%	44.99	36.08
Net Profit (Loss)	ooo's Bs.	133,223	(13,775)
Closing share price (1)	Bs./share	0.31	0.45
Market Capitalization	US$ millions	471.71	689.10
Installed Generation Capacity (2)	MW	2,316	2,316
Net Generation (2)	GWh	5,511	5,153
Plant Availability (2)(3)	%	85.04	85.10
Net Capacity Factor	%	58.76	58.40
Underground Cables	Km	3,564	3,535
Overhead Lines	Km	5,737	5,995
Substations	#	133	133
Installed Distribution Capacity	MVA	14,752	14,874
Meters	thousands	1,117	1,165
Active Contracts	#	1,133,221	1,168,745
Sales of Energy (2)	GWh	5,734	5,781
Sales of Energy per Employee	GWh/employee	2,050	1,950
Customers per Employee	Customers/employee	405	394
Employees (4)	#	2,797	2,965

(1) BVC / (2) Does not include GENEVAPCA / (3) 12 Moth Moving Average
(4) Regulated Group (EDC + CALEY)

EXTERNAL FACTORS (*)

- Inflation in the Caracas Metropolitan Area reached 8.10% in the second quarter of the year. Accrued inflation in June was 16.30%, while the CPI stood at 15.10%.
- The Wholesale Price Index was up 5.09% in the quarter, with accrued growth standing at 11.82% in June.
- In June, the unemployment rate was 7.6%.
- Countrywide electrical energy consumption was up 2.12%, as compared to the same period in 2007.

(*) Source: BCV and OPSIS.

FINANCIAL RESULTS

Profit and Loss (Thousands of Bs.)							
Quarterly Comparison:					6-Month Period Comparison:		
1Q 07	2Q 07	1Q08	2TQ08		1H07	1H08	Var. %
476,695	514,750	382,155	394,876	Operating Revenues	991,445	777,031	(21.63)
(272,057)	(273,327)	(227,968)	(268,682)	Operating Expenses	(545,384)	(496,650)	(8.94)
204,638	**241,423**	**154,187**	**126,194**	**EBITDA**	**446,061**	**280,381**	**(37.14)**
42.93%	**46.90%**	**40.35%**	**31.96%**	**EBITDA Margin**	**44.99%**	**36.08%**	**(891 bps)**
89,230	**43,993**	**60,966**	**(74,741)**	**Net Profit**	**133,223**	**(13,775)**	**N/A**

OPERATING REVENUES

In the quarter, operating revenues totaled Bs. 394.88 million, down 23.29% with respect to the same period in 2007. The effect of keeping service prices at the same level was partially offset by a 0.40% increase in sales of energy in the serviced area and a 13.43% rise in the energy contributed by the affiliate GENEVAPCA to CADAFE (through the S.I.N.).

During first six months of 2008, operating revenues stood at Bs. 777.03 million, down 21.63% with respect to the same period in the previous year. Maintaining service prices unchanged had a major impact on the drop noted in that period, which was partially offset by a 0.82% rise in sales of energy in the serviced area.

OPERATING EXPENSES

In the second quarter of the year, Operating Expenses (without depreciation) decreased Bs. 4.65 million (1.70%) as compared to their level in the same quarter of the previous year. This drop is mainly due to (1) the drop in fuel consumption in our generation plants as a result of higher purchases of energy from EDELCA, (2) lower added value tax rate, and (3) the elimination of municipal tax. These savings partially offset the salary increase for EDC workers (averaging 28%) in place as of June 01, 2008.

In the first half of 2008, accrued Operating Expenses (excluding depreciation) stood at Bs. 496.65 million (down 8.94% with respect to the same period of 2007) as a result of (1) lower fuel consumption in our generation plants stemming from higher purchases of energy from EDELCA, (2) lower added value tax rate, and (3) the elimination of municipal tax. These savings partially offset the effect of (1) the salary increase for EDC workers and (2) the 457 GWh rise in purchases of energy from EDELCA, which have gone up from 992 GWh in the first half of 2007 to 1,449 GWh in the first half of 2008.

EBITDA

EBITDA (excluding interest, taxes, depreciation, and amortization) totaled Bs. 126.19 million, down 47.73% as compared to the same period of the previous year. The EBITDA margin (before interest, taxes, depreciation, and amortization) decreased 1,494 bps (to 31.96%) with respect to the same quarter in 2007.

EBITDA (before interest, taxes, depreciation, and amortization) and EBTDA margin reached Bs. 280.38 million and 36.08%, respectively, for the first half of 2008.


Operating Revenues
(Thousands of Bs.)
514,750
394,876
991,445
777,031
2Q 07
2Q 08
1H 07
1H 08
Operating Expenses
(Thousands of Bs.)
273,327
268,682
545,384
496,650
2Q 07
2Q 08
1H 07
1H 08
EBITDA
(Thousands of Bs.)
241,423
126,194
446,061
280,381
2Q 07
2Q 08
1H 07
1H 08

EBITDA Margin			
46.90%	31.96%	44.99%	36.08%
2Q 07	2Q 08	1H 07	1H 08

INTEGRAL BENEFIT (COST) OF FINANCING

During the first half of 2008, the integral benefit of financing reached Bs. 53.76 million, up Bs. 28.43 million as compared to the same period in 2007. This performance is the result of (1) financial expenses related to the repurchase of the EDC 2014 Bond with a premium of 16.7% and an additional 2% for holders who were registered during the first stage (US$ 46.13 million), (2) amortization of issuance costs (2004) for the aforementioned Bond, and (3) costs related to the new issue of a Bond for US$ 650 million maturing in 2018. The positive monetary results (Bs. 108.38 million) resulting from a higher liability position of the company partly offset these effects.

Integral Benefit (Cost) of Financing	1H07	1H08	Var. %
(Thousands of Bs.)			
Interest and financial expenses	(50,891)	(180,251)	254.19
Interest earned	16,426	17,611	7.21
Net exchange gain (loss)	59,212	492	(99.17)
Monetary result for the fiscal year	3,678	108,384	
	28,425	**(53,764)**	**N/A**

NET PROFIT

In the second quarter of 2008, the net loss stood at Bs. 74.74 million, as compared to the net profit obtained in the same quarter of 2007; as a result of (1) a decrease in operating revenues (23.29%) and (2) a higher integral cost of financing with respect to the one recorded in the second quarter of 2007 (Bs. 64.89 million vis-à-vis Bs. 22.63 million).

During the first six months of 2008, the company reported a net loss of Bs. 13.78 million, as compared to the net profit obtained in the same period of the previous year (Bs. 133.22 million) mainly as a result of (1) a Bs. 214.41 drop in operating revenues and (2) recorded financial expenses relating to the purchase of the EDC 2014 Bond and the issue of the new EDC 2018 Bond. The 8.94% drop in operating expenses during the semester could not mitigate these effects.



Net Profit (Loss)
(Thousands of Bs.)
43,993
(74,741)
133,223
(13,775)
2Q07
2Q 08
1H 07
1H 08

FINANCIAL DEBT

At the end of the June 2008, the Financial Debt stood at US$ 671 million, up 120% (US$ 366 million) with respect to its level in June of 2007. This variation resulted from (1) the issuance of a Bond for US$ 650 million maturing in 2018, 2) the repurchase of 94.94% (US$ 246.84) of the EDC 2014 Bond, and (3) the repayment of Dollar-denominated loans to bilateral institutions and commercial banks.



Financial Debt
(Millions of US$)
2Q 07
305
3Q 07
271
4Q 07
270
1Q 08
271
2Q 08
671

In June of 2008, the average life of the debt stood at 9.83 years, 3 years and 5 months higher than in the same period in 2007, as a result of the issue of the EDC 2018 Bond.



Average Life
(Years)
6.38
6.83
6.61
6.45
9.83
2Q 07
3Q 07
4Q 07
1Q 08
2Q 08

The weighted average cost of the debt as of June 30, 2008, was 8.63% in foreign currency, down 1.2% with respect to the same period in 2007. This drop stems from the issuing of the EDC 2018 Bond. As of June 30, financial leverage (debt/equity) stood at 26.76%.

MANAGEMENT OF THE BUSINESS

REGULATION

In accordance to Official Gazettes Numbers 38.378 of February 13, 2006, and 38.386 of February 23, 2006, PDVSA Gas started to apply the new rates for methane gas, which include transportation costs from the dispatch centers to the domestic market and distribution rates. The total rate to be paid in 2008 for the purchase of methane gas will be Bs. 0.062742 / m^3 (US$ 0.83 / MBTU), that is, an increase of 13.4%.

This increase in the price of methane gas had an impact on the CACE (Fuel and Energy Adjustment Fee) during the quarter, with the average rate standing at Bs. 0,10922 / kWh for EDC and at Bs. 0.08283 / kWh for CALEY.

Bs. / kWh	EDC		CALEY	
Type of Service	2Q 08	1H 08	2Q 08	1H 08
Residential	0,11646	0,11324	0,08575	0,08363
General	0,11484	0,11629	0,07754	0,07869
Industrial	0,08572	0,08673	0,07635	0,07645
Street Lighting	0,13956	0,14086	0,10531	0,10639
Government	0,09689	0,09865	0,08031	0,08258
Average*	**0,10922**	**0,10913**	**0,08283**	**0,08238**

* Includes CACE costs.

GENERATION

Net generated energy in the second quarter of the year amounted to 2,859 GWh, a 8.92% decrease as compared to the same period in the previous year. This variation resulted mainly from the effect of a rise in the amount of energy purchased from EDELCA (629 GWh, excluding CALEY) for the period, in view of higher contributions of hydro energy from the Guri Dam in accordance to the fossil fuel conservation policy.

The company was able to recover 70 MW of effective capacity at the Tacoa Plant, which was unavailable as a result of limitations in the supply of auxiliary services to the units. A hazardous waste control system was implemented at the Josefa Joaquina Sánchez Bastidas Generation Complex.

During the second quarter, Units Number 11 and 12 of the Oscar Augusto Machado Plant underwent programmed maintenance. Despite a change in the scope of the maintenance, the execution time was lower than the estimated time for the work.

Installed Capacity (MW)	2Q 08
Josefa Joaquina Sánchez Bastidas	1,866
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

2Q 07	2Q08	Var.	(Expressed in GWh)	1H 07	1H 08	Var.
3,257	2,959	(9.15%)	Gross Generation	5,704	5,327	(6.61%)
346	731	111.27%	Energy Purchases (including CALEY)	1,197	1,663	38.93%
(576)	(651)	13.02%	Internal Consumption & Losses	(1,167)	(1,209)	3.60%
3,027	**3,039**	**0.40%**	**Total Sales of Energy**	**5,734**	**5.781**	**0.82%**
3,139	2,859	(8.92%)	Net Generation	5,511	5,153	(6.50%)
85.04	82.94	(2.50%)	Plant Availability (%)	85.04	85.10	0.07%
66.57	62.69	(5.83%)	Net Capacity Factor (%)	58.76	58.40	(0.61%)

Note: Does not include GENEVAPCA

TRANSMISSION & DISTRIBUTION

During the second quarter of 2008, the energy delivered by the transmission system to the distribution system was 3,346 GWh, up 2.67% with respect to the same period in the previous year.

In turn, the maximum demand of net power during the second quarter was 2,105 MW, up 2.43% as compared to 2007. During the first half of 2008, the energy delivered by the transmission system to the distribution system totaled 6,352 GWh, an increase of 1.06% as compared to the same period of the previous year.

230kV	69kV	30kV	Total	Voltage	12.47kV	8.3kV	4.8kV	Total
364	900	169	1,433	Overhead lines (km)	4,044	181	337	4,562
28	556	338	922	Underground cables (km)	1,496	59	1,058	2,613
392	**1,456**	**507**	**2,355**	**Total**	**5,540**	**240**	**1,395**	**7,175**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,569	982	8,891	Installed Capacity (MVA)	4,588	102	1,293	5,983
				Meters (miles)				1,165
				Circuits (#)	520	29	459	1,008

Management Indicators

The yearly moving SAIFI for June showed a downward trend with respect to its level in March of 2008, but was up 10.54% with respect to its level in the same period in 2007. The SAIDI indicator improved by 0.19 hours with respect to the previous quarter. As of June of this year, this indicator was 1.15% higher than the one recorded in the same period of 2007.

These indicators showed a trend toward improvement with respect to the previous quarter, mainly as a result of the successful execution of maintenance plans.



SAIFI (*)
N° of times
GOOD
3.89
3.96
4.13
4.15
4.20
4.26
4.30
4.35
4.44
4.37
4.34
4.33
4.30
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2007
2008

(*) includes CALEY




SAIDI (*)
Number of hours
GOOD
5,22
5,29
5,22
5,15
5,29
5,32
5,29
5,30
5,53
5,45
5,59
5,47
5,28
jun
jul
aug
sep
oct
nov
dec
jan
feb
mar
apr
may
jun
2007
2008

(*) includes CALEY

RETAIL

Phase 3 of the Energy Revolution Mission

On April 24, EDC launched a successful campaign to change the light bulbs in 16 of its commercial offices in the Greater Caracas area. As of June of this year, it had delivered 59,912 energy-saving light bulbs, thus helping to conserve the environment and promote the efficient use of energy. In addition, 17,148 of these light bulbs were delivered to work centers, benefiting 1,683 workers and retirees.

Customer Service Center Integration Project

Starting on January 31 of this year, the company, together with CANTV, HIDROCAPITAL, PDVSA Gas, and IPOSTEL, began to implement the project called "Integration of Customer Service Centers in the Electricity, Telephony, Gas, Water and Postal Areas". Below are the most important activities carried out within the framework of this project:

- 20 offices (6 in the Caracas Metropolitan Area –IPOSTEL: 4, HIDROCAPITAL: 1, and EDC: 1– and 14 in the provinces) were classified for the Integral Customer Service Centers (CAI in Spanish) pilot project .

- Task forces in the areas of Infrastructure, IT, Customer Care, Collections, Human Resources & Training, Legal/Labor, and Image were set up. These groups carried out the following activities:

  - The Customer Care task force did a survey of the services and requirements of each company.
  - The Collections task force tabled a proposal to hand over remittances to the CAI.
  - The Infrastructure task force in currently reviewing draft architectural blueprints for 6 new offices in the Caracas Metropolitan Area.
  - The Human Resources task force analyzed proposals for compensation of the integral customer care executive, based on pertinent considerations.
  - A survey was carried out to determine the technical processes included in the systems of each company. The IT task force set up a lab in the San Martin branch office of CANTV.
  - The Human Resources and the Customer Care task forces obtained a profile for the Integral Agent and the Service Manager.



Integrating Aragua and Miranda states and SENECA Region with EDC

In accordance to Resolution No. 190 issued by the Ministry of the People's Power for Energy and Oil on October 08, 2007, and within the framework of the projects to integrate the states of Aragua and Miranda with EDC, several meetings have been carried out. These meetings are designed to homologate process and unify criteria regarding the commercial management of the various operators. Below are some of the most important achievements of these meetings:

- As of April 2008, the invoices for the Aragua and Miranda regions are printed in the EDC printing center. The billing process has now stabilized and is up to date.
- Operating plans for the Aragua and Miranda regions have been prepared. They include a series of initiatives designed to improve commercial processes and establish management controls. The Invoicing Analysis Center (CAF in Spanish) has been set up for the Aragua region and employs 6 CADAFE analysts and 4 EDC commercial-distribution area supervisors. Various collections efforts have been put in place in the states of Aragua and Miranda and these have achieved historical records in the area of collections.
- Working groups, including the Large Users, Government, and Seneca teams, continue to follow up actions plans connected to collections, customer satisfaction, energy recovery, commercial office services and report homologation. The collections-related activities carried out by the EDC Government Unit for Seneca, regarding the customer portfolio that has to be managed from Caracas (Social Security payments, invoice notifications and letters authorizing EDC to carry out management activities for Seneca) were also followed up. This, together with visits to various government offices, resulted in collections amounting to Bs. 811.57 thousand.

Electrification of Housing Projects

During the quarter, the company continued to carry out relevant projects related to the country's housing developments in the serviced area:

- Las Naranjas y Mandarinas housing complex in Guarenas.
- Bosque Valle housing complex in areas close to Fuerte Tiuna.
- Residencias en Transición housing development in Fuerte Tiuna

Management Indicators

By the end of the second quarter of 2008, there were 1,168,745 active contracts, divided as follows: 88.11% for the residential sector, 10.47% for the commercial sector and 1.42% for the industrial and government sectors.

Active Contracts	2Q 07	2Q 08	Var.
Residential	997,196	1,029,802	3.27%
Industrial	6,854	7,214	5.25%
Commercial	120,383	122,358	1.64%
Government	8,788	9,371	6.63%
Total	**1,133,221**	**1,168,745**	**3.13%**

2Q 07	2Q 08	Var.	Consumption in GWh	1H 07	1H 08	Var.
1,070	1,075	0.47%	Residential	2,039	2,100	2.99%
861	859	0.23%	Industrial	1,617	1,602	0.93%
596	595	0.17%	Commercial	1,129	1,120	0.80%
500	510	2.00%	Government	949	959	1.05%
3,027	**3,039**	**0.40%**	**Total in Serviced Area**	**5,734**	**5,781**	**0.82%**

Nota: Does not include GENEVAPCA



Effectiveness of Collections

In June 2008, EDC's Consolidated Effectiveness of Collections stood at 93.37% vs. 97.44% in June 2007. A breakdown of this total shows the following numbers: Mass Customers (SMEs, Residential, and Social): 96.95% vs. 99.33% in the same month of the previous year; Large Customers: 96.96% vs. 100.44% in June 2007; Government: 72.12% vs. 84.98% in June 2007. Total collections from sales of energy in June stood Bs. 110.42 million, Bs. 12.31 million of which correspond to the government sector and Bs. 98.12 million of which correspond to the private sector. Regarding Mass Customers, collections in June totaled Bs. 78.65 million.



Effectiveness of Collections (%)
97.44
91.16
95.42
93.63
93.37
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08

Accounts Receivable Turnover

In June of 2008, the Accounts Receivable Turnover rate dropped as compared to the first quarter of the year, standing at 62.57 days. Accounts receivable for mass customers had a 0.03% variation with respect to the previous month. Of all EDC accounts, 75.52% are overdue (>21 days) and 24.48% have still not expired. It must be pointed out that accrued overdue debt for mass customers has dropped Bs. 6.6 million with respect to June 2007.



Accounts Receivable Turnover (days)
53.61
56.49
54.32
64.22
62.57
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08

SAFETY

In the first half of 2008, the company provided 34,171 man-hours of SHA-related training for EDC personnel, that is 170% of the goal for this period (20,094 man-hours). In turn, contractors received 21,625 man-hours of SHA-related training.

During the second quarter of 2008, the Safety Equipment and Materials Testing & Analysis Unit carried out a total of 9,189 tests, surpassing its goal by 24% for the first half of the year.

As usual, we celebrated World Environment Day on June 5 of this year. The United Nations has chosen this date to promote worldwide environmental awareness and encourage political actions in this regard. This day was special because we are also celebrating the International Year of the Earth.



Number of Accidents
2Q 07
9
6
3Q 07
5
6
4Q 07
9
4
1Q 08
4
5
2Q 08
7
10
Employees
Contractors

LOSSES RECOVERY

The 12-month Corporate Losses Index stood at 12.83%, up 50 bps with respect to May of 2008 and down 72 bps with respect to June 2007.

Thanks to the initiatives implemented by management, the company obtained the following results in the second quarter of 2008:

- 3.41% of all losses in June 2008 are non-technical losses, down 1.07% in the period.
- A total of 3,304 new households have improved their quality of life by passing from consumers to customers.
- The number of customers had a net growth of 0.77% as compared to March 2008. Therefore, there is a total of 1,168,745 active customers for the second quarter of the year.
- The effectiveness of the inspection process in June 2008 was 26.87%. The Western Region stands out with 53.89% effectiveness.
- By means of the certification plan, 4,934 meters were changed this month (47% of the goal).
- The company billed 14.15 GWh as a result of recovery initiatives and 12.67 GWh as a result of reduction initiatives.



Energy Losses (%)
13.55
13.10
12.74
12.33
12.83
Jun
Sep
Dec
Mar
Jun
2007
2008

AFFILIATES

GENEVAPCA

Generación de Vapor (GENEVAPCA) supplies electricity and steam to the largest refining complex in the world, which belongs to PDVSA and is located in the Paraguaná Peninsula. During the second quarter of 2008, GENEVAPCA –in addition to meeting its commitments to PDVSA– continued to mitigate the shortage of electric energy in the Paraguaná Peninsula by contributing 228 GWh to CADAFE (approximately 55% of the requirements for the region). Thus, this EDC affiliate continues to lend its support to the S.I.N. and contribute to the Venezuelan Electrical System. For the second quarter, sales of electrical energy of this affiliate totaled 449 GWh, while sales of steam stood at 299,435 MT.



Energy Contributed to the Venezuelan Electric System (GWh)
201
228
225
193
228
Jun
Sep
Dec
Mar
Jun
2007
2008

COMMOVIL

Comunicaciones Móviles EDC, C.A. (COMMOVIL) is a wholly-owned radio-communications affiliate of C.A. Electricidad de Caracas (EDC). CONMOVIL was incorporated in September 1995 and operates a Trunking System using Motorola's Smartzone technology, which allows group calls, private calls, warning calls and dynamic regrouping. It is the most modern mobile corporate system with extended coverage in Venezuela and the largest commercially installed system of its kind in the country.

COMMOVIL operations are based on link concentration, also known as Trunking, and consist of three powerful sub-systems: Radio-Frequencies, Management & Operating, and Tariff Sub-Systems, all of which are integrated to obtain voice and data mobile communications.

The system provides analog radio trunking services using FDMA technology in the 800MHz band. This has been duly authorized by telecom regulator CONATEL under concession contract SCE-C-021 dated August 21, 1998, and is in force for 20 years.

COMMOVIL receives technical and technological support from the communications system provider and from the microwave radio equipment manufacturer for some of its stations (Alto Hatillo, Alto de Pipe, Picacho de Galipán, Ocumitos, Bautismo, Paují, Guacamaya, and Copey).

Commovil was awarded the ISO 9001 2000 certification in December 2007. This shows that it implements processes and procedures in accordance to the highest standards of quality as a trunking service provider.

As far as its operations are concerned, Commovil surpassed its estimated availability (99.500%), achieving an average of 99,999%. In addition, it achieved an average occupation tone of 0.017% vs its goal of <0,2% .

During the second quarter of this year, Commovil had revenues of Bs. 1,369 thousand and operating profits of Bs. 596 thousand, thus meeting company goals.

Among the highlights for the period, we can mention the following two pilot projects:

- In this new stage, Commovil is setting up alliances with PDVSA and its affiliates in order to provide them with new services by means of renting or selling radios. We will absorb some of their nodes, streamlining the oldest ones and interconnecting them with our state-of-the-art platform.
- In accordance to Point of Account No. 33 issued by the President of the Republic, we have begun to set up working groups with CANTV in order to agree on the best way to transfer the company's commercial operations to the latter. This would allow CANTV to provide Trunking services to the public and private sectors using the current nodes and would allow us to grow in the areas where needs are pinpointed.

EDC NETWORK

EDC Network Comunicaciones, SCS is a limited partnership that is an affiliate of C.A. Electricidad de Caracas (EDC) and provides high-quality interconnection services through a fiber optic network deployed along EDC's transmission and distribution infrastructure (electrical ducts installed at depths of over 1.5 meters). It is designed to meet the needs of data, voice, and video applications of telecom operators and corporate clients in the Greater Caracas area (Caracas, Altos Mirandinos, Guarenas-Guatire, and La Guaira.) 24 hours a day, 365 days a year.

EDC Network has been recognized as a "Carrier Class" provider, with 99,999% theoretical availability. It implements innovation strategies that have allowed it to commission the first Metro Ethernet Network in the country, as well as to develop and implement various "last-mile" strategies and technologies.

EDC Network has been duly authorized by CONATEL in its General Administrative Order Number HGTS-00087 of September 2001, which gives it attributions as a carrier in the Greater Caracas area for 25 years.

EDC Network received the ISO 9001 2000 certification on December 15, 2004 and the Fondonorma Registration Number 9001-339-7.21204 for all the activities related to telecom service providers. In addition, it has the IQNet VE9001-339-7.21204 certification.

EDC Network obtained Bs. 5,683 thousand in revenues, with EBITDA totaling Bs. 3,087 thousand, thus surpassing our goals for the period.

In accordance to Point of Account No. 33 of the Ministry of the People's Power for Telecommunications and Energy and to the orders issued by the President of Republic, Commander Hugo Rafael Chávez Frías, EDC Network and CANTV entered into an interconnection agreement which grants CANTV exclusive rights to commercialize the services of EDC Network.

In the short term, this provisional arrangement will lead to the creation of one single operator that offers telecommunications services and allows EDC Network to meet its budgeted revenue goals in 2008.



PHOENIX INTERNACIONAL, C.A.

By the end of the second quarter of 2008, this company continued to meet its commitments with PDVSA. The MUC-10 water treatment/injection plant located in Maturin, state of Monagas, has maintained its processing, treatment and injection capacity at 15,000 barrels of water per day and carries out its activities in accordance to the highest operating, safety, and environmental standards.

The company continues to implement its strategy of increasing the chemical dosage in the water in order to save in the cost of replacing disposable filters. During the last quarter, the company has been able to reduce its consumption of sleeve filters by 84% and its consumption of cartridge filters by 100% (savings of Bs. 27 million). These savings are possible providing that certain conditions are present simultaneously in the effluents coming from PDVSA.

The first plant shutdown for planned major maintenance in the year was successfully carried out on April 2 of this year. All the planned activities were carried out by personnel wholly contracted by Phoenix, together with part of our permanent maintenance crew and personnel hired through the SISDEM. The fact that we did not use intermediaries to hire workers allowed us to have significant savings (Bs. 6.9 million).

The company's goal of having zero LTAs was fully met. From the day in which the MUC-10 plant was commissioned (October 7, 2000) to June 30, 3008, there have been 2,822 days without any work-related accidents.

Most procurement processes were completed during the quarter in order to have sufficient quantities of core products required in operations and thus be self-sufficient for the rest of the year.

During the first quarter of 2008, the company underwent a transition as a result of the reorganization of the Venezuelan electrical sector, in accordance to Decree 5,330. This decree states that, since Phoenix Internacional, C.A. (PHOENIX) is the C.A. Electricidad de Caracas (EDC) affiliate which is least related to the electrical sector, the company agrees with PDVSA to request the Ministry of the People's Power for Energy and Oil (MENPET in Spanish) to approve the sale of PHOENIX's productive assets to PDVSA.

ADMINISTRADORA SERDECO

Administradora Serdeco, C.A. is an affiliate of C.A. Electricidad de Caracas (EDC). It provides timely and reliable Commercial Management services and solutions to public entities and to private and public utilities providing mass and recurrent services. Its activities are based on EDC's cutting-edge commercial/technological platform and rely on its highly committed human resources.

Administradora Serdeco's portfolio of products and services includes incorporating customers to the Commercial Cycle (billing, printing, enveloping bills, notifications, collections, customer care); executing commercial operations; following up and controlling commercial processes; and providing access to EDC's registry and cartographic information system to obtain the geographic location of customers.

Administradora Serdeco manages collections of residential garbage collection and landfill fees in 10 municipalities across the Capital District and the states of Miranda, Vargas, Aragua, and Yaracuy, the latter through CALEY.

In December of 2007, Fondonorma awarded Administradora Serdeco the ISO 9001 2000 certification for its Commercial Management of Urban and Residential Garbage Collection production line.



STOCK MARKET

SHARE PRICE

At the end of the quarter, the price of the EDC share in the Caracas Stock Market (BVC) stood at Bs.0.45, up 45.16% with respect to the closing price in the second quarter of the previous year (Bs.0.31). The most recent operation of EDC shares was on May 19, 2008, and the share price closed at Bs. 0.45 on that day (this price has remained until the end of June). The BVC Index (IBC) reached 37,259.15 points in June 2008, that is 1.70% lower than at the end of December 2007, when it stood at 37,903.65 points. The latest (March 13, 2007) price quoted in the European Latin American securities market (LATIBEX) for the EDC ADS was € 5.76 (this price has remained unchanged to date as a result of low liquidity after PDVSA's takeover of EDC in 2007).



Price per Share
(Bs. / Share)
0.31
0.31
0.24
0.25
0.45
2Q07
3Q07
4Q07
1Q08
2Q08

MARKET CAPITALIZATION

As of June 30 of this year, market capitalization increased to US$ 689.10 million, up 46.09% as compared to the level recorded in June 2007 as a result of the rise in the share price during the period.



Market Capitalization
(Millions of US$)
471.71
459.38
367.50
382.82
689.10
2Q07
3Q07
4Q07
1Q08
1Q08

DIVIDENDS

On July 02, 2008, the EDC Board of Directors approved the payout of dividends of Bs. 0.015169773 per share (Bs. 0.75848865 per ADR) upon the authorization of the Annual Shareholders Meeting held on March 31, 2008. The "Final Date for Transaction with Benefit" was set for July 18, 2008, and the "Effective Date for Registration of Benefit" was set for July 30, 2008.



Paid Out Dividends
(Bs. / Share)
0.07836
0.01516
1Q 07
7/30/2008

EVENTS

EDC IS APPOINTED "NATIONAL COORDINATOR OF THE ENERGY REVOLUTION MISSION"

According to a Point of Account issued by the Ministry of the People's Power for Energy and Oil, as of July 01, 2008, EDC is the National Coordinator of the Energy Revolution Mission. This appointment was made in order to implement the overall Energy Efficiency project by means of short-, medium- and long-term actions. Its objective is to rationalize consumption, take advantage of alternative sources of energy and promote the efficient use of energy in all areas of daily life, thus contributing to the conservation of the environment.

The activities of the Energy Revolution Mission include executing installation projects and operating/maintaining small generation plants used for the Distributed Generation program across the country. This is done in order to increase the quality and reliability of the electric service, decrease losses, and have access to a movable generation capacity as a strategic factor allowing the various regions of Venezuela to become self-sufficient.

According to its commitment to implementing its obligations in electrical matters, La Electricidad de Caracas has rearranged its organizational chart and has created three departments which will be responsible for (1) installing Generation Plants; (2) operating and maintaining these plants; and (3) replacing incandescent light bulbs.

EDC TALENT IS APPOINTED TO COORDINATE CORPOELEC

According to a decision supported by Engineer Hipólito Izquierdo, in his capacity as Chairman of the National Electric Corporation, Engineers **Luis Villasmil** and **Jesús Olivares** were appointed as Corporate Commercial and Distribution Coordinators of CORPOELEC, respectively. This appointment represents a vote of confidence for EDC as one of the companies leading the transition toward CORPOELEC.

EVENTS (CONT....)

CORPOELEC BOOSTS THE VENEZUELAN ELECTRIC SECTOR

The President of the Bolivarian Republic of Venezuela, Hugo Chávez Frías, together with Minister for the People's Power for Energy and Oil Rafael Ramírez and Chairman of the National Electric Corporation Hipólito Izquierdo, chaired a meeting that was broadcast simultaneously over all the domestic broadcasting channels and discussed the topic of the "Boost to the National Electric Sector."

In this regard, President Hugo Chávez Frías explained that "from 2008 to 2014, 42 major generation and transmission projects will be implemented in order to increase the electric generation capacity of the country by 40% and guarantee the service for the next 15 years."

The Minister for the People's Power for Energy and Oil, Rafael Ramírez, stated that CORPOELEC works toward generating energy for the Western, Central, and Eastern regions of the country, that is, it diversifies the sources of supply by means of major generation projects. He added that investment for the 2008-2011 period will total US$ 3,130 million.

Joint Efforts

The Chairman of CORPOELEC, Engineer Hipólito Izquierdo, proposed comprehensive planning to redistribute and prioritize resources, with the synergic participation of the Corporation, its member companies and the communities, and thus meet the real needs of all Venezuelans by providing them with high-quality electric service, which will then lead to raising their living standards.

Swearing-In of the CORPOELEC Board of Directors

The members of the the Board of Directors of CORPOELEC were sworn in by President Hugo Chávez Frías during the act to Boost the National Electric Sector that was held on May 24 in the Fabricio Ojeda Hydro-Electric Power Plant, state of Merida. The members of the new Board are Hipólito Izquierdo García as Chairman, Jesús Rangel (President of ENELVEN) as Director of Generation; Khaled Ortiz (President of ENELBAR) as Director of Distribution; Aníbal Rosas as Director of Corporate Support; Javier Alvarado (President of La Electricidad de Caracas) as Director of Retail; Luis Castillo as Director de Human Talent; William Contreras as External Director and Héctor Navarro Díaz (Minister of the People's Power for Science and Technology) as External Director.

VENEZUELA ADOPTS A NEW STRUCTURE FOR GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Extended Board of Directors of the Federation of Public Accountants Associations met on April 4, 2008, and approved the following adoption schedule:

- For Large Entities, during the fiscal year ended on December 31, 2008, or the fiscal year immediately following it.

- For Small and Medium-Sized entities (SMEs), during the fiscal year ended on December 31, 2010, or the fiscal year immediately following it.

After the aforementioned dates, the Generally Accepted Accounting Principles in Venezuela will be identified by the acronym VEN-NIF and will include each of the pronouncement standards and the Application Bulletins identified with the acronym BA VEN-NIF that have been approved by the Extended National Board of Directors or any other competent organization in this matter.

EDC is currently assessing the impact of the adoption of the NIFs on its consolidated financial statements.



SUPPORT TO COMMUNITIES

EDUCATION AND TRAINING

Training for Community Leaders: The workshop called "Productive Partner Projects" was held simultaneously in the San Bernardino and Chacao offices of EDC, with a total of 60 participants. Its objective is to encourage people to take part in community education projects.

Six EDC workers attended the workshop called "Venezuelan Planning School".

A total of 258 people have attended the workshops, which are designed to strengthen community leadership.

CULTURE

EDC, together with PDVSA-La Estancia and the Communal Councils, sponsored the presentation of the play "Miranda Chasing Stars" in the Municipal Theater. The play was attended by 300 children and adults from the Sarria, San Agustín del Sur, El Valle Zamora, Los Erasos and Calle Catorce Los Jardines del Valle communities.

On Saturday, June 21, EDC, together with the La Estancia Art Center, presented a play called "Chess: A Children's Tale". Attending the play were 220 children and representatives from the Sarria, Los Erasos, Catial and El Valle communities.

SOCIAL CAMPAIGNS

As of June of this year, PDVAL-EDC management have been helping over 106 thousand people by offering 273 thousand units of various products. The goal of the project is to raise an estimated Bs.F.2;270,000.00

HEALTH

EDC continues to implement its campaign called "Planting Health in Venezuelan Mothers", which is designed to provide health, information and answers to their questions. Thirty pregnant mothers from the communities of Caricuao, La Castellana, Los Erasos, Santa Rosa and Los Anaucos were given echograms and cytology tests at the EDC Medical Service Office of the San Bernardino headquarters. This activity was a joint effort with PDVSA La Estancia.

INSTITUTIONAL AND NEIGHBORHOOD SUPPORT

Thirteen appliances were donated, including a dentist's chair, a 56" TV, a refrigerator motor, an amplifier, a CD player, a monitor, a CPU, a fax, an electric fan, a fire detection system and a wireless phone. The donation was made to the Industry Coordination Office of the National Institute of Socialist Training and Education (INCESS by its Spanish acronym), together with the Support Management Unit, and it will benefit 300 students and boost the Third Engine of the Moral and Enlightenment Revolution.

On June 5 and 6, 2008, 200 computer parts (monitors, CPUs, faxes, printers) were donated to the Micro-Robotics project of the Ministry of the People's Power for Science and Technology, at no cost. The donations benefited 5 thousand students across the country.

The "Casa del Abuelo" nursing home in the old sector of Petare, which houses approximately one thousand senior citizens from around the Sucre Municipality, received donations of various objects, such as lamps, ironing boards, irons, living room suites, trays, mattresses, beds, kitchen utensils, bathtubs and miscellaneous furniture, among others. The Functional Management Offices of the Social District, the Administration and Services Department; the Logistics Management Office; General Services, Legal Affairs, and the Mayor of Sucre were responsible for these donations.



SETTING UP AND LENDING SUPPORT TO COOPERATIVES

A series of meetings are being held with SERVILIM, the cleaning services cooperative that is already set up in EDC, in order to organize its labor force and define the benefits/responsibilities that this organization must undertake.

As part of the efforts to lend support to Genevapca, the first Workshop on Cooperatives was held in Punta Cardón. The workshop is designed for those contracted workers who are currently setting up cooperatives. Attending the workshop were 16 people, including representatives of a Communal Council, Genevapca workers, and contractors.

A diagnosis was made of the cooperatives that will replace the cleaning companies in Guanape, El Barbecho-Los Teques, El Marques, Santa Rosa, Planta OAM, and Conjunto Generador J.J.S.B de Tacoa service centers.

A 16-hour training workshop was held at the Chacao Service Center, with the help of Sunacoop, for 23 workers of various contractors. The workshop is designed to teach contractors how to set up a cooperative.

SOCIALIST ENDOGENOUS DEVELOPMENT CENTERS

This project is being developed together with Deltaven Retail Department personnel at the J.J.S.B Plant and it includes inspections at the PDV service station located in the vicinity of the plant.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission (CNV in Spanish).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on June 30, 2008. The Consumer Price Index (2007 base year) for the end of June 2008 was 875.63 and the average Consumer Price Index from June 2007 to June 2008 was 754.76.

As of June, 2008, the exchange rate was 2.15 bolivars per US dollar, while the average exchange rate for the year was 2.14 bolivars per US dollar (purchases) and 2.15 bolivars/US dollar (sales).

C.A. La Electricidad de Caracas and Subsidiaries (EDC), an affiliate of PDVSA, provides electricity mainly to the Caracas Metropolitan Area. The principles of ethics, honesty and transparency have always played a major role in La Electricidad de Caracas (EDC). Accordingly, EDC surpasses all standards and regulations regarding the area of Corporate Governance when it executes actions. These principles stem from a set of shared values that guide the Company in the decision-making process and in the way its employees interact among themselves and with the environment. EDC shares are traded in the Caracas Stock Exchange. EDC's ADSs are traded in the U.S. over-the-counter market as "ELDAY.pk" and in the international market for Latin American securities "LATIBEX" under the symbol "XEDC".

PDVSA is a company owned by the Bolivarian Republic of Venezuela whose activities include the efficient, profitable, safe, transparent and environmentally-committed exploration, production, manufacture, transportation and marketing of hydrocarbons. Its ultimate ends are to promote the harmonious development of the country, strengthen the sovereign use of the country's resources, build up endogenous development and endorse a dignified, beneficial existence for the Venezuelan people, who are the owners of the country's underground resources and of this operating company.

Please address any questions or comments related to this report to Investor Relations, email address edcinversionistas@laedc.com.ve.

This report may contain forward-looking statements that are speculative in nature and are based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may induce future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event that any of these risks or uncertainties materializes, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.



FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED PROFIT AND LOSS STATEMENT

(Based on unaudited financial statements and expressed in thousands of constant Bolivars as of June 30, 2008)

Quarterly Comparison					6-month Period Comparison		
1Q 07 Bs.	**2Q 07 Bs.**	**1Q 08 Bs.**	**2Q 08 Bs.**		**1H 07 Bs.**	**1H 08 Bs.**	**1H 08 MM US$**
476,695	514,750	382,155	394,876	Operating Revenues	991,445	777,031	361.4
(272,057)	(273,327)	(227,968)	(268,682)	Operating Expenses	(545,384)	(496,650)	(231.0)
204,637	**241,424**	**154,187**	**126,194**	**EBITDA**	**446,061**	**280,381**	**130.4**
42.93%	**46.90%**	**40.35%**	**31.96%**	**EBITDA MARGIN**	**44.99%**	**36.08%**	**36.08%**
(149,921)	(140,739)	(145,098)	(147,775)	Depreciation	(290,660)	(292,873)	(136.2)
54,717	**100,684**	**9,089**	**(21,581)**	**INCOME (LOSS) BEFORE OTHER INCOME (EXPENSES) NET, INTEGRAL BENEFIT (COST) OF FINANCING NET, PROVISION FOR TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANY, AND MINORITY INTEREST**	**155,401**	**(12,492)**	**(5.8)**
15,735	17,759	2,980	35,797	Other Income and (Expenses), Net	33,494	38,777	18.0
51,054	(22,629)	33,750	(87,514)	Integral Benefit (Cost) of Financing, Net	28,425	(53,764)	(25.0)
121,506	**95,814**	**45,818**	**(73,297)**	**INCOME (LOSS) BEFORE PROVISION FOR TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANY, AND MINORITY INTEREST**	**217,320**	**(27,479)**	**(12.8)**
(32,042)	(51,319)	15,475	(1,183)	Provision for Income Tax	(83,361)	14,292	6.6
209	(209)	-	-	Equity in Net Income of Affiliated Company	-	-	-
(443)	(293)	(327)	(261)	Minority interest	(736)	(588)	(0.3)
89,230	**43,993**	**60,966**	**(74,741)**	**NET INCOME (LOSS)**	**133.223**	**(13,775)**	**(6.4)**
18.72%	**8.55%**	**15.95%**	**-18.93%**	**NET MARGIN**	**13.44%**	**-1.77%**	**-1.77%**

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish)" and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED BALANCE SHEET
(Based on unaudited financial statements and expressed in thousands of constant Bolivars as of June 30, 2008)

	2007 June 30	2008 June 30
ASSETS		
Current Assets	863,469	1,670,027
Cash and Cash Equivalents	339,405	1,245,501
Property, Plant, and Equipment, Net	5,870,864	5,685,455
Investments	28,722	28,722
Long Term Accounts Receivable	122,839	170,300
Deferred Income Tax	21,700	94,780
Other Assets and Deferred Charges	138,921	141,840
Total Assets	**7,046,515**	**7,791,124**
LIABILITIES AND EQUITY		
Current Liabilities	643,180	509,065
Short Term Debt	108,380	7,936
Long Term Debt	735,736	1,413,167
Other Liabilities	269,456	558,692
Equity	5,398,143	5,310,200
Total Liabilities and Equity	**7,046,515**	**7,791,124**
Current Assets / Current Liabilities	**1.34**	**3.28**
Short Term Debt / Long Term Debt	**0.15**	**0.01**
Equity / Total Assets	**76.61%**	**68.16%**
Financial Debt / Total Capitalization	**13.52%**	**21.11%**

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish)" and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.



GLOSSARY OF TERMS

ADR: American Depositary Receipt. Negotiable receipts issued by a U.S. bank to certify the number of foreign company shares that have been deposited, either in that bank or in a correspondent bank. EDC's ADRs are traded in the U.S. over-the-counter market under the symbol "ELDAY".

Availability Factor: Proportion of time during which a unit is in service or available.

BCV: Banco Central de Venezuela. Venezuelan Central Bank.

Bps: Basis point. One-hundredth of a percent.

BVC: Bolsa de Valores de Caracas. Caracas Stock Exchange.

CACE: Adjustment charge for fuel and energy. Allows for adjustments in electricity tariffs on the basis of fuel price variations and energy purchases.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico. Venezuelan state-owned power utility.

CALEY: C.A. Luz Eléctrica del Yaracuy.

CANTV Compañía Anónima Nacional Teléfonos de Venezuela

Credit Rating: A credit rating is an assessment by a credit rating agency of the creditworthiness of an issuer of financial securities on the basis of a thorough financial analysis of the issuer. It tells investors the likelihood of default, or non-payment, by the issuer of its financial obligations.

EBITDA: Earnings before interest, taxes, depreciation, and amortization.

EBITDA Margin: EBITDA expressed as the percentage of total operating revenues.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energy Delivered to the System: The energy delivered from the substation mains to the distribution networks.

Energy Losses: The difference between the energy that goes into the transmission-distribution system and the energy that is sold to customers. Energy losses result from the operation of the electrical system (technical losses) or the improper use (theft, fraud, etc.) of electricity. They are measured as a percentage of total net energy (12 months moving average).

Financial Debt: Short-term debt plus long-term debt.

GENEVAPCA: Generación de Vapor Genevapca, C.A. The EDC affiliate that supplies electrical power and steam to the largest oil refinery complex in the world, which belongs to PDVSA and is located in the Paraguana Peninsula.

Gross Generation: Amount of electric energy produced by generating units (measured at the output of the units).



GLOSSARY OF TERMS (cont.)



GWh: Gigawatt-hour. One billion watts-hours.

INE: Instituto Nacional de Estadísticas. National Institute for Statistics

KV: Kilovolt.

KVA: Kilovolt-ampere.

KWh: Kilowatt Hour. Use of electricity at the rate of 1 kilowatt per hour.

Market Capitalization: Value given to a company in the Stock Market and obtained by multiplying the quote times the number of shares in the shareholders' equity of this company (excluding treasury shares).

Maximum Demand: A measure of peak power demand (includes consumption at generation plants).

MT: Metric ton. One million grams.

MW: Megawatt. A unit used to measure electric power, equivalent to one thousand kilowatts, or one million watts.

Net Capacity Factor: Ratio between the energy that has been generated and the energy that could have been generated under continuous operating conditions.

Net Generation: Gross generation less the electric energy consumed at the generation station --for station use-- and energy losses.

Net Profit (Loss) per ADR: Net profit (loss) per share times the number of shares that comprise an ADR (50 common shares of the company).

Net Profit (Loss) per share: Net profit (loss) divided by the weighted average of the number of outstanding stock.

OPSIS: Oficina de Operación de Sistemas Interconectados. National Venezuelan Electrical Power Control Center.

PDVSA: Petróleos de Venezuela, S. A.

SAIDI: Yearly Moving Average of System Interruption Duration. Installed kVA that undergo an unforeseen interruption times the duration of the interruption in minutes divided by total kVA.

SAIFI: Yearly Moving Average of Frequency of Interruptions. Installed kVAs that undergo an unforeseen interruption divided by total kVAs.

SENIAT: Servicio Nacional Integrado de Administración Aduanera y Tributaria.

S.I.N.: Sistema interconectado Nacional. National Interconnected System.

Total Net Energy: The amount of (generated or exchanged) energy that enters the transmission-distribution system, excluding energy consumed by the generation process.

Total Capitalization: Financial debt / (Financial debt + Equity)

END